SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                -----------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

         INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT TO
            RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                          HASTINGS ENTERTAINMENT, INC.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   418365 10 2
                                 (CUSIP Number)

                                  July 14, 2000
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)
     [x]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)


The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 418365 10 2                 13G
--------------------------------------------------------------------------------

    1     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Stanley Marsh 3 Special Trust

--------------------------------------------------------------------------------

    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          [  ] (a)
          [  ] (b)
--------------------------------------------------------------------------------

    3     SEC USE ONLY
--------------------------------------------------------------------------------

    4     CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
--------------------------------------------------------------------------------

         NUMBER OF              5    SOLE VOTING POWER
           SHARES                    109,477
        BENEFICIALLY            ------------------------------------------------
          OWNED BY              6    SHARED VOTING POWER
            EACH
         REPORTING              ------------------------------------------------
           PERSON               7    SOLE DISPOSITIVE POWER
            WITH                     109,477
                                ------------------------------------------------
                                8    SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------

    9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          583,577

--------------------------------------------------------------------------------

   10     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [  ]

--------------------------------------------------------------------------------

   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          5.01%

--------------------------------------------------------------------------------

   12     TYPE OF REPORTING PERSON
          00

--------------------------------------------------------------------------------

CUSIP No. 418365 10 2                 13G
--------------------------------------------------------------------------------

    1     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Mr. Stanley Marsh 3
--------------------------------------------------------------------------------

    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          [  ] (a)
          [  ] (b)
--------------------------------------------------------------------------------

    3     SEC USE ONLY
--------------------------------------------------------------------------------

    4     CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

--------------------------------------------------------------------------------

         NUMBER OF              5    SOLE VOTING POWER
           SHARES                    583,577
        BENEFICIALLY            ------------------------------------------------
          OWNED BY              6    SHARED VOTING POWER
            EACH
         REPORTING              ------------------------------------------------
           PERSON               7    SOLE DISPOSITIVE POWER
            WITH                     583,577
                                ------------------------------------------------
                                8    SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------

    9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          583,577

--------------------------------------------------------------------------------

   10     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [  ]

--------------------------------------------------------------------------------

   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          5.01%

--------------------------------------------------------------------------------

   12     TYPE OF REPORTING PERSON
          IN

--------------------------------------------------------------------------------

Item 1(a).     Name of Issuer.

               Hastings Entertainment, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices.

               3601 Plains Boulevard
               Amarillo, Texas  79102

Item 2(a).     Name of Persons Filing.

               The persons filing this Schedule 13G are:*

               (1)  Stanley Marsh 3 Special Trust
               (2)  Mr. Stanley Marsh 3
               -  -  -  -  -  -  -  -  -  -  -  -  -  -  -
               * Attached to this Schedule 13G as Exhibit 1 is a Joint Filing Agreement between the persons specified above that this Schedule 13G is being filed on behalf of each of them.

Item 2(b).     Address of Principal Business Office or, if None, Residence.

               The address of the principal business office of the Stanley Marsh 3 Special Trust and of Mr. Marsh is c/o Stanley Marsh 3 Special Trust, 600 South Tyler, Suite 1200, Bank One Building, Amarillo, TX 79101

Item 2(c).     Citizenship.

               The Stanley Marsh 3 Trust was formed under the laws of the United States. Mr. Marsh is a citizen of the United States.

Item 2(d).     Title of Class of Securities.

               Common Stock, par value $.01 per share

Item 2(e).     CUSIP Number.

               418365 10 2

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

               (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act.

               (b)  [ ]  Bank as defined in Section 3(a)(6) of the Exchange Act.

               (c) [ ] Insurance company as defined in section 3(a)(19) of the Exchange Act.

               (d) [ ] Investment company registered under Section 8 of the Investment Company Act.

               (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

               (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

               (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

               (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

               (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

Item 4.        Ownership.

               (a)  Amount Beneficially Owned.

                         Each of the Stanley Marsh 3 Special Trust and Mr. Marsh beneficially own 583,577 shares of Common Stock.

               (b)  Percent of Class.

                         Each of the Stanley Marsh 3 Special Trust and Mr. Marsh beneficially own 5.01% of the Common Stock.

               (c)  Number of shares as to which the person has:

                    (1)  Stanley Marsh 3 Special Trust:

                         (i) sole power to vote or to direct the vote: 109,477 shares.

                         (ii) shared power to vote or to direct the vote:
                              0 shares.

                         (iii) sole power to dispose or to direct the
                              disposition of: 109,477 shares.

                         (iv) shared power to dispose or to direct the
                              disposition of: 0 shares.

                    (2)  Stanley Marsh 3:

                         (i) sole power to vote or to direct the vote: 583,577 shares.*

                         (ii) shared power to vote or to direct the vote:
                              0 shares.

                         (iii) sole power to dispose or to direct the
                              disposition of: 583,577 shares. *

                         (iv) shared power to dispose or to direct the
                              disposition of: 0 shares.

                         -  -  -  -  -  -  -  -  -  -  -  -  -  -  -
                         * Mr. Marsh has sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of, 474,100 shares of Common Stock, by virtue of his individual ownership of such shares. In addition, Mr. Marsh has sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of, 109,477 shares of Common Stock, owned by the Stanley Marsh 3 Special Trust, by virtue of his position as General Trustee of the trust.

Item 5.        Ownership of Five Percent or Less of a Class.

               Not Applicable

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

               Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

               Not Applicable

Item 8.        Identification and Classification of Members of the Group.

               Not Applicable

Item 9.        Notice of Dissolution of Group.

               Not Applicable

Item 10.       Certification.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        Date: July 24, 2000

                                        STANLEY MARSH 3 SPECIAL TRUST

                                        By:  /s/  Stanley Marsh 3
                                             -----------------------------------
                                             Stanley Marsh 3, General Trustee



                                        By:  /s/  Stanley Marsh 3
                                             -----------------------------------
                                             Stanley Marsh 3, Individually

                                                                       Exhibit A

                             JOINT FILING AGREEMENT

          Pursuant to Rule 13D-1(k)(1) promulgated under the Securities Exchange Act of 1934, the undersigned agree to the joint filing of a Statement on Schedule 13G (including any and all amendments thereto, and any filing on Schedule 13D relating to the same investment) with respect to the shares of common stock of Hastings Entertainment, Inc., and further agree that this Joint Filing Agreement be included as an Exhibit thereto. In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement.

                                   Date: July 24, 2000

                                        STANLEY MARSH 3 SPECIAL TRUST



                                        By:  /s/  Stanley Marsh 3
                                             -----------------------------------
                                             Stanley Marsh 3, General Trustee


                                        STANLEY MARSH 3

                                        By:  /s/  Stanley Marsh 3
                                             -----------------------------------
                                             Stanley Marsh 3 Individually